Whitley LLP
Attorneys at Law

11767 Katy Freeway, Suite 425	Houston, Texas 77079-1768
(281) 206 – 0432 Telephone	(866) 512 – 7794 Facsimile

May 23, 2011

Filed via EDGAR
Attn.: Mr. Anthony Thompson
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:  Orpheum Property, Inc.; File No. 0-30595 – Correspondence of March 10, 2011

Dear Mr. Thompson:

Our Firm represents Orpheum Property, Inc. (“Orpheum” or the “Company”). Orpheum has requested that we submit a response to the Division of Corporation Finance’s correspondence of March 10, 2011 directed to Andrew Reid, the Company’s former Chief Executive Officer.

Following are Orpheum’s response to the matters addressed in the Division’s correspondence. For your convenience, our responses are prefaced by the corresponding comment in italicized text.

1.
Please tell us in detail how you accounted for the acquisition of 129 University Place LLC and the basis in GAAP for your accounting treatment.  Please specifically address whether you accounted for the transaction as a business combination or reverse acquisition as defined in ASC 805 or as a reverse recapitalization equivalent to the issuance of stock by 129 University Place LLC for the net monetary assets of Pacific Land and Coffee Corporation and the facts supporting your determination.  In addition, since it appears that 129 University Place LLC obtained control please specifically address why 129 University Place LLC is not considered the accounting acquirer and treated as if it is the legal successor to your reporting obligation as of the date of the acquisition.  Refer to ASC 805-10 and ASC 805-40.

Response: The sole asset of 129 University Place LLC (“129 University Place”) was the Orpheum Theater in downtown New Orleans. 129 University Place was organized in March 2010 for the sole purpose of acquiring the Orpheum Theater. Consequently, 129 University Place was a sole-asset entity.

As a result, the acquisition of 129 University Place LLC (“129 University Place”) was treated strictly as an asset purchase.  Per Generally Accepted Accounting Principles in the United States, considerations pertaining to a business combination or a reverse acquisition require that both parties be “businesses.” The Company’s former auditors (Mantyla McReynolds LLC) and its former legal counsel analyzed the transaction and determined that 129 University Place did not rise to the level of constituting a business, but rather was merely an entity existing only to own an asset (the Orpheum Theater).  It did not have operations, nor were any planned.

ASC 805-10 and ASC 805-40 state that reverse merger treatment is appropriate when the transaction is considered both a business combination and there is a change of control. Since the Company determined that the 129 University Place did not constitute a “business”, then the change of control question was moot; however, in any event, the Company does not believe that a change in control occurred either, since the Company’s pre-acquisition management team stayed in place following the transaction (although they subsequently left the Company due to issues unrelated to the acquisition). In any event, in the Company’s opinion, since neither of the conditions of ASC 805 were met, the appropriate accounting treatment was as an asset acquisition, which is not subject to ASC 805.

2.
Please tell us how you determined the purchase price of the building and the basis in GAAP for your accounting.  In addition, please provide all of the applicable disclosures required by ASC 805-10-50-1, ASC 805-20-50-1 and ASC 805-30-1, particularly with respect to total consideration transferred.

Response: 129 University Place acquired the Orpheum Theater (the sole asset of 129 University Place) from an unrelated party in late May 2010, and then traded the asset for stock in late June 2010 (33 days later). The cost basis assigned to 129 University Place was the purchase price assigned to it approximately a month before.

That purchase price negotiated by 129 University Place consisted of two factors:

Assumption of Debentures & Accrued interest	$2,698,360
Promise to Investors in W Properties (Seller) of stock to be issued from a public company to be identified later	3,474,000
$6,172,360

The Company believes that the above rationale in valuing 129 University Place is reasonable given the short period of time between 129 University Place acquiring the asset and the Company’s acquisition of 129 University Place (33 days).

3.
Please tell us why you are obligated to issue $3,474,000 of PLAC stock, how the obligation arose and why the obligation is included in the purchase price of the Orpheum Theater.  Please also tell us the number of shares of PLAC stock you are obligated to issue, how you determined the recorded value of the obligation and the basis in GAAP for your accounting treatment citing relevant accounting literature.

Response: 129 University Place agreed to issue stock to the members of W Properties, the seller of the Orpheum Theater, as part of the purchase transaction. The members of W Properties had contributed capital to 129 University Place totaling $3,474,000, which explains the valuation of the stock to be issued to those investors.

The Company delayed the issuance of the $3,474,000 worth of stock until after the reverse stock split which became effective in December 2010. Just prior to the reverse stock split (20:1), the stock’s market value was pegged at $1.00 per share, and thus immediately thereafter, the presumed market value of the stock would have been $20.00 per share. Based on that valuation, the Company issued shares of common stock to the members of W Properties in January 2011 in proportion to their earlier investment.  Subsequently, the stock has not retained that valuation and the Company’s Board of Directors is considering issuing additional stock to the seller in order to compensate for the low market valuation of the stock; however, the Board has not reached a final decision on the matter.

4.
We note your disclosure in Form 8-K filed July 28, 2010.  Please disclose the pertinent rights and privileges of the Series B preferred stock issued to acquire 129 University Place LLC.  Refer to the guidance in ASC 505-10-50.

Response: There were no specific rights or privileges associated with the establishment and issuance of the Class B Preferred Stock. At the time of Orpheum’s acquisition of 129 University Place, the Company did not have sufficient common stock to issue to the seller. As a result, the Company decided to issue Class B preferred stock with the purpose of converting it to common stock after the reverse stock split, at which time there would be sufficient authorized stock for the amount of the purchase price allocable to Rampant Leon Financial Corp (owner of the 42,260 shares of Class B Preferred Stock).

5.
Given your investment in the Orpheum Theater and the sale of your coffee businesses disclosed in Note 5, please provide a reconciliation of the carrying amount of total equity, equity attributable to the parent and equity attributable to the noncontrolling interest.

Response: With the disposition of the coffee research operation (Integrated Coffee Technologies, Inc.), an operation that had been discontinued during the prior reporting year, the non-controlling interests were eliminated. Please refer to the exhibit following this letter for an equity analysis from April 1 through December 31, 2010.

6.
Please provide the disclosures required by ASC 205-20-50-1c.  In addition, please revise your disclosure to clarify the operations classified as discontinued operations, which apparently includes the two existing coffee businesses sold to related parties as disclosed in Note 5.

Response: The Company intends to amend its Form 10-Q to include these disclosures. Following this letter is the proposed note to the Company’s financial statements including these disclosures for your review and comment.

7.	Please revise to indicate the date the report was signed. Please also revise the certifications provided as Exhibits 31 and 32 to indicate the date the certifications were signed.

Response: The Company intends to amend its Form 10-Q in order to revise this information.

8.
Please revise the certifications to comply exactly with the certification in Item 601(b)(31) of Regulation S-K.  Specifically, paragraphs 4(a), 4(b) and 4(c) should be paragraphs 4(b), 4(c) and 4(d) and paragraph 4(a) in Item 601(b)(31) of Regulation S-K should be added.  Please similarly revise the certifications filed as exhibits to Form 10-Q for the quarter ended September 30, 2010.

Response: The Company will file amended Form 10-Qs for the quarters ended September 30, 2010 and December 31, 2010 with updated certifications.

9.	Please file the schedules and exhibits to the Agreement and Plan of Reorganization filed as Exhibit 2.3.

Response: The Company intends to amend its Form 10-Q in order to include this information.

10.	Please tell us why you did not file the financial statements and pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X.

Response: Rules 8-04 and 8-05 require the furnishing of audited financial statements in the case of the acquisition of a “business.” As stated above, the Company does not believe that the acquisition of 129 University Place constituted the acquisition of a “business,” which negated the requirement to file audited financial statements in accordance with Rules 8-04 and 8-05. In any event, pursuant to Item 9.01(a)(4) of Form 8-K, the Company had 71 additional days to file the financial statements, and as a result, was not required to file them at the time of filing the Form 8-K on July 28, 2010.

We hope that the above information resolves the Division’s inquiries.

Thank you.

Very truly yours, Whitley LLP Attorneys at Law

By:	/s/ Samuel E. Whitley
Partner, Corporate and Securities Law

ORPHEUM PROPERTY INC
(A Development Stage Company)
Statement of Stockholder's Equity (Deficit)

					Capital in	Accu-	Non
	Preferred	Preferred	Common	Common	Addition	mulated	Controlling
	Shares	Stock	Shares	Stock	Par Value	Deficit	Interest
Balance, March 31, 2010	900,000	900	12,774,888	12,775	959,015	(1,567,742)	(150,834)
Issuance of Class B Preferred Stock
& purchase of Orpheum	42,260	84,520			(117,650)
Conversion Class A Preferred Stock
to Common Stock	(900,000)	(900)	900,000	900
Issuance of Common Stock			1,325,112	1,325			150,834
Sale of Integrated Coffee Tech. &
Coscina Coffee Brothers					755,460
Donation from Officer					4,015

Effect of Reverse Stock Split (20:1)			(14,250,000)	(14,250)	14,250

Net Loss - Nine Months 12/31/10						(247,497)

Balance, December 31, 2010	42,260	84,520	750,000	750	1,615,090	(1,815,239)	0

Pacific Land & Coffee Corporation
Amendment – Footnote #6
Discontinued Operations
June 30, 2010

Note 6 – Discontinued Operations

In accordance with ASC 205-20, the Company has classified all results from operations of its former coffee businesses (roasting and research operations) into discontinued operations line items within the Company’s statements of operations and statements of cash flow.

Net Loss from discontinued operations for the periods reported on in these financial statements consisted of the following:

	Three Months Ended
	June 30,
	2010	2009
Revenues	$81,067	$95,616
Operating expenses	(74,155)	(136,016)
Interest expense	(799)	579)

Net Profit (Loss) from
Discontinued Operations	6,113	(40,979)

Loss to Non-Controlling
Interest	---	5,665

Net Profit (Loss) from
Discontinued Operations
attributable to Orpheum/
Pacific Land & Coffee Corp	$6,113	$(35,314)

Pacific Land & Coffee Corporation
Amendment – Footnote #6
Discontinued Operations
September 30, 2010

Note 6 – Discontinued Operations

In accordance with ASC 205-20, the Company has classified all results from operations of its former coffee businesses (roasting and research operations) into discontinued operations line items within the Company’s statements of operations and statements of cash flow.

Net Loss from discontinued operations for the periods reported on in these financial statements consisted of the following:

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Revenues	$-	$104,385	81,067		$200,001
Operating expenses	-	(117,460)	(74,155)		(257,777)
Interest expense	-	(774)	(799)		(579)

Net Profit (Loss) from
Discontinued Operations	-	(13,849)	6,113		(58,355)

Loss to Non-Controlling	-
Interest		787	---		6,452

Net Profit (Loss) from
Discontinued Operations
attributable to Orpheum/
Pacific Land & Coffee Corp	$-	(13,062)	6,113	$	(51,903)

Pacific Land & Coffee Corporation
Amendment – Footnote #6

Discontinued Operations
December 31, 2010

Note 6 – Discontinued Operations

In accordance with ASC 205-20, the Company has classified all results from operations of its former coffee businesses (roasting and research operations) into discontinued operations line items within the Company’s statements of operations and statements of cash flow.

Net Loss from discontinued operations for the periods reported on in these financial statements consisted of the following:

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
Revenues	---	$84,638	81,067	$284,638
Operating expenses	---	(89,446)	(74,155)	(345,603)
Interest expense	---	(774)	(799)	(3,180)

Net Profit (Loss) from
Discontinued Operations	---	(5,582)	6,113	(64,145)
Loss to Non-Controlling
Interest	---	---	---	6,452

Net Profit (Loss) from
Discontinued Operations
attributable to Orpheum/
Pacific Land & Coffee Corp	---	(5,582)	6,113	$(57,693)